Exhibit 4.1

DESCRIPTION OF REGISTERED SECURITIES

Common Stock

Farmers & Merchants Bancorp, Inc. (the “Registrant”) is a corporation organized under the laws of the State of Ohio and a financial holding company registered under the Bank Holding Company Act of 1956, as amended.  The Registrant’s common shares are registered with the Securities and Exchange Commission under Section 12(b) of the Securities Exchange Act of 1934 pursuant to a registration statement on Form 8-A.

Set forth below is a description of the Registrant’s common shares.  This description is qualified in its entirety by reference to the Registrant’s Amended Articles of Incorporation (the “Articles”), its Amended Code of Regulations (the “Code”), and the relevant provisions of Ohio law.

Voting rights

At all meetings of the Registrant’s shareholders, 33 1/3% of the shares entitled to vote, represented either in person or by proxy, shall constitute a quorum for the transaction of business. Except in the election of members of the Registrant’s board of directors (the “Board” and “Directors” as applicable) where the Shares may be voted cumulatively, the holders of the Shares are entitled at all times to one vote for each Share.  Except with respect to the election of Directors, and as otherwise provided by the Articles or the Code, or by applicable law, a majority of votes cast at any meeting at which a quorum is present shall determine the outcome of any motion.

Directors are elected by a plurality of the votes cast, which means that the nominees receiving the largest number of votes FOR will be elected.  The laws of Ohio and the Registrant’s Articles permit cumulative voting in the election of Directors if a shareholder submits the appropriate written notice to the Registrant not less than 48 hours before the time fixed for holding a meeting of shareholders for the purpose of electing Directors, and the appropriate announcement of the giving of such notice is made upon the convening of the meeting.  Cumulative voting rights allow shareholders to multiply the number of shares owned by them times the number of Directors to be elected to calculate their total respective voting power and to cast such votes for one nominee or to allocate such votes among nominees as they deem appropriate.

Preemptive rights

Shareholders possess the preemptive right to subscribe for additional shares of the Registrant if and when offered for sale thereby. The Ohio General Corporation Law provides that shareholders having preemptive rights shall have the right, during a reasonable time and on reasonable terms fixed by the Directors, to purchase additional shares of the Registrant in proportion to their respective holdings, subject to a limited number of exceptions.

Liquidation rights

In the event of any liquidation, dissolution or winding up of the Registrant, the remaining assets of the Registrant, after the payment of all debts and necessary expenses, will be distributed among the holders of the Shares pro rata in accordance with their respective holdings.

Conversion, redemption and sinking fund rights; shares nonassessable

There are no conversion terms, sinking fund provisions or redemption rights associated with the Registrant’s Shares.   When authorized by the affirmative vote of a majority of the Board, without any action or approval of shareholders, the Registrant may from time to time redeem or repurchase shares for such prices and upon such terms and conditions as the Directors may determine.  Upon receipt of consideration by the Registrant as fixed by its Board, each Share issued is then fully paid and nonassessable.

Payment of dividends

The holders of the Registrant's Shares, are entitled to the payment of dividends when, as and if the Board may in its discretion periodically declare, which dividends may be paid out of funds legally available for dividends and distributions under applicable laws and regulations.

Special meetings

Special meetings of shareholders may be called in accordance with the Ohio General Corporation Law by any of the following:

•	The chairperson of the Board, the president, or, in case of the president's absence, death, or disability, the vice-president authorized to exercise the authority of the president;
•	The Board by action at a meeting, or a majority of the Directors acting without a meeting; and
•	Persons who hold 25% of all Shares outstanding and entitled to vote at the meeting.

Shareholder vote required to approve business combinations with Interested Persons

Article Sixth of the Articles provides that certain business combination transactions between the Registrant and a party that owns more than 10% of the Registrant’s outstanding shares of common stock require the affirmative vote of the holders of at least a majority of the Registrant’s outstanding Shares other than those beneficially owned by the counterparty to the proposed transaction.  The foregoing shareholder vote requirements do not apply to any proposed transaction:

•	if a majority of the outstanding shares of the counterparty’s capital voting stock is owned by the Registrant and/or its subsidiaries;
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if the Board of Directors of the Registrant shall have approved a memorandum of understanding with the counterparty regarding and substantially consistent with such transaction prior to the time the counterparty became the beneficial owner of 10% or more of the Registrant’s outstanding shares of capital stock; or

•	if approved by resolution adopted by the affirmative vote of at least three-fourths of the Registrant’s Board.

The provisions contained in Article Sixth of the Articles could have the effect of delaying, deferring or preventing a change in control of the Registrant.

Restrictions on Alienation

No restrictions on alienation of the Shares are imposed by the Registrant's Articles or Code.

Amendments to Articles and Code

Article Ninth of the Articles provides that any amendment may be made by the affirmative vote of the holders of 66 2/3% of the total number of shares voted, provided however, that the total number of shares voted in favor of the amendment represents at least a majority of the total voting power of the Registrant.  In addition, any amendment that is inconsistent with, or would have the effect of altering or repealing the provisions of Article Sixth of the Registrant’s Articles requires the affirmative vote of the holders of Shares that would be required to approve a transaction under the provisions thereof.

Under the provisions of Ohio law and the Code, the Code may be altered, amended, added to or repealed by the affirmative vote of the holders of shares entitling them to exercise a majority of the voting power of the Registrant.

Removal of Directors

Under the Ohio General Corporation Law, if the shareholders have the right to vote cumulatively in the election of directors, then, all the directors or any individual director may be removed from office, without assigning any cause, by the vote of the holders of a majority of the voting power entitling them to elect directors in place of those to be removed, except that, unless all the directors are removed, no individual director shall be removed if the votes of a sufficient number of shares are cast against the director's removal that, if cumulatively voted at an election of all the directors, or all the directors of a particular class, as the case may be, would be sufficient to elect at least one director.

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